United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2012

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale obtains environmental license for the expansion of EFC

Rio de Janeiro, November 19, 2012 —Vale S.A. (Vale) informs that it has received the installation license (LI), issued by the Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (IBAMA), for the expansion of the Carajás railroad (EFC), which connects Vale’s mining operations in the state of Pará to the Ponta da Madeira maritime terminal in the state of Maranhão, Brazil.

The LI, along with the simultaneously issued Authorization of Removal of Vegetation (ASV), permits the beginning of capacity expansion of the EFC to 230 million metric tons per year (Mtpy), an important component of the CLN S11D project, which in turn will provide the extension of the logistics infrastructure required to support the 90 Mtpy Carajás Serra Sul S11D iron ore project.

The LI enables railworks of 786 km and includes, among others, the duplication of 559.7 km of railway. The conclusion of the project is expected for 2017.

In this way, the issuance of the LI is a landmark in S11D’s execution process, which involves US$ 19.5 billion in total investments, of which US$ 8.1 billion for the iron ore mine and trimodular processing plant, and US$ 11.4 billion for the expansion of railway and maritime terminal logistics infrastructure.

The initial ramp up of iron ore production is expected for the second half of 2016 and operation at full capacity should occur at the end of 2017. The additional 90 Mtpy capacity’s operational cost — mine, plant, railway and port — should be extremely low and will create future brownfield expansion opportunities with likewise very low investment costs.

The more than 90 environmental licenses obtained by Vale this year are allowing not only the continuation of the company’s mining and logistics operations in Brazil, but more importantly enable an step change in the quality and quantity of its future iron ore production at operational costs below current levels. Such developments will guarantee the unchallenged leadership of Vale in the global iron ore market.

For further information, please contact:

+55-21-3814-4540

Roberto Castello Branco: roberto.castello.branco@vale.com

Viktor Moszkowicz: viktor.moszkowicz@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Christian Perlingiere: christian.perlingiere@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Rafael Rondinelli: rafael.rondinelli@vale.com

Samantha Pons: samantha.pons@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: November 19, 2012		Roberto Castello Branco
Director of Investor Relations